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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                                    G7496G10
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages


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----------------------                            ------------------------------
CUSIP No.  G7496G10               13G             Page  2     of  5     Pages
----------------------                            ------------------------------

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           United States Fidelity and Guaranty Company
           I.D. #52-0515-280

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
                         5  SOLE VOTING POWER

                            2,776,137

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,776,137
       WITH
                         8  SHARED DISPOSITIVE POWER

                            -0-

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,776,137

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                       [ ]

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.8%

       12  TYPE OF REPORTING PERSON*

           IC, CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1(a).                Name of Issuer:

                          RenaissanceRe Holdings Ltd. (the "Issuer").

Item 1(b).                Address of Issuer's Principal Executive Offices:

                          Renaissance House
                          8-12 East Broadway
                          Pembroke HM19  Bermuda

Items 2(a)                Name of Person Filing; Address of Principal
and (b).                  Business Office:

                          This statement is being filed on behalf of United States Fidelity and Guaranty Company ("USF&G"), a Maryland corporation. The business address of USF&G is 100 Light Street, Baltimore, Maryland 21202.


Item 2(c).                Citizenship:

                          Not Applicable.

Item 2(d).                Title of Class of Securities:

                          Common Shares, par value $1.00 per share (the "Common Shares").

Item 2(e).                CUSIP Number:

                          G7496G10.

Item 3.                   Not Applicable.

Item 4.                   Ownership:

                           (a)   2,776,137 Common Shares, as of
                                 December 31, 1996.

                           (b)   11.8%

                           (c)   (i)      2,776,137
                                 (ii)      -0-
                                 (iii)    2,776,137
                                 (iv)      -0-



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Item 5.                   Ownership of Five Percent or Less of a Class:

                          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                          Not Applicable.

Item 8. Identification and Classification of Members of the Group:

                          Not Applicable.

Item 9.                   Notice of Dissolution of Group:

                          Not Applicable.

Item 10.                  Certification:

                          Not Applicable.



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 1997

                                            UNITED STATES FIDELITY AND
                                            GUARANTY COMPANY


                                            By:/s/Jack Hoffen
                                                  Jack Hoffen
                                                  Corporate Secretary